SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 1)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)


                             Multimedia Games, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  625-453-10-5
         --------------------------------------------------------------
                                 (CUSIP Number)

                               Emanuel R. Pearlman
                         Liberation Investment Group LLC
                            330 Madison Ave, 6th Fl.
                               New York, NY 10017
                                 (212) 832-5100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 27, 2006
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 625-453-10-5              SCHEDULE 13D         Page 2 of 11
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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                7     SOLE VOTING POWER
   NUMBER OF          0
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           1,543,418
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            0
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      1,543,418
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,543,418
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.69%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

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CUSIP No. 625-453-10-5              SCHEDULE 13D         Page 3 of 11
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         482,909
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      482,909
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       482,909
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.78%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
--------------------------------------------------------------------------------

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CUSIP No. 625-453-10-5              SCHEDULE 13D         Page 4 of 11
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investment Group LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         2,026,327
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      2,026,327
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,026,327
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.47%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO,IA
--------------------------------------------------------------------------------

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CUSIP No. 625-453-10-5              SCHEDULE 13D         Page 5 of 11
---------------------------                              -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Emanuel R. Pearlman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         2,026,327
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      2,026,327
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,026,327
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.47%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

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CUSIP No. 625-453-10-5              SCHEDULE 13D         Page 6 of 11
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INTRODUCTION

      This Amendment No. 1 (this "Amendment") relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group, LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as Chief Executive Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on May 19, 2006 (the "Schedule 13D"), relating to shares of common stock, $0.01 par value per share ("Common Stock"), of Multimedia Games, Inc. (the "Company").

      Items 3, 4 and 5 of the Schedule 13D are amended and supplemented as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is $21,080,193.94. The source of funds for this consideration was working capital of LILP and LILtd.

Item 4.     Purpose of Transaction.

      On June 26, 2006, Emanuel R. Pearlman, the Chief Executive Officer of Liberation Investment Group LLC, met with Michael J. Maples, the Chairman of the Board of the Company. During the meeting, Mr. Pearlman discussed the Reporting Persons' views regarding the Company and, in particular, their view that the Company should pursue a new strategy to maximize shareholder value. Among other things, Mr. Pearlman urged the Company to focus on a transaction or restructuring to monetize the Company's participation arrangements with Native American tribes in the State of Oklahoma and use the proceeds to implement a substantial stock buyback or otherwise create a mechanism to deliver maximum value to shareholders. The Reporting Persons were encouraged by the Chairman's willingness to meet and look forward to the Company's response to the Reporting Persons' suggestions.

      If the Company does not demonstrate in the near term that it has made meaningful progress toward implementing a new strategy to maximize shareholder value that is consistent with the views of the Reporting Persons, the Reporting Persons intend to pursue all available alternatives. Such alternatives could include, without limitation: communicating with other shareholders of the Company regarding the Company, its business, prospects and alternatives to maximize shareholder value; nominating one or more individuals for election to the board; making one or more proposals for adoption by shareholders (including proposals to improve the Company's governance or to amend the Company's organizational documents); seeking to call a special meeting of stockholders to elect directors and/or approve shareholder proposals; soliciting proxies in support of the election of directors and/or shareholder proposals at an annual or special meeting of shareholders; and proposing an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or liquidation, involving the Company or any of its subsidiaries, or a sale or transfer of a material amount of assets of the Company or any of its

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CUSIP No. 625-453-10-5              SCHEDULE 13D         Page 7 of 11
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subsidiaries, which transaction may involve the Reporting Persons or third parties unrelated to the Reporting Persons. The Reporting Persons may also purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise; alone or in conjunction with others, seek to acquire, the Company or substantially all of its assets or outstanding securities, including by merger, tender offer or stock or asset purchase; or sell all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons may also urge other persons, including, without limitation, other stockholders of the Company, to take or pursue any of the foregoing.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

      (1) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

            (i) LILP beneficially owns 1,543,418 shares of Common Stock and is the beneficial owner of 5.69% of the Common Stock.

            (ii) LILtd beneficially owns 482,909 shares of Common Stock and is the beneficial owner of 1.78% of the Common Stock.

            (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 2,026,327 shares of Common Stock and is the beneficial owner of 7.47% of the Common Stock.

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CUSIP No. 625-453-10-5              SCHEDULE 13D         Page 8 of 11
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            (iv)  Mr. Pearlman, as the Chief Executive Officer and majority member of LIGLLC, beneficially owns 2,026,327 shares of Common Stock and is the beneficial owner of 7.47% of the Common Stock.

The Reporting Persons in the aggregate may be deemed to own an aggregate of 6.39% of the Common Stock.

      (2) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

                        LILP       LILTD      LIGLLC    Mr. Pearlman
                        ----       -----      ------    ------------

Sole Power to            0           0          0            0
Vote/ Direct Vote

Shared Power to      1,543,418    482,909    2,026,327    2,026,327
Vote/ Direct Vote

Sole Power to            0           0          0             0
Dispose/ Direct
Disposition

Shared Power to      1,543,418    482,909    2,026,327    2,026,327
Dispose/ Direct
Disposition

      (3) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except that:

            (i) On May 18, 2006, (i) LILP purchased 84,000 shares of Common Stock on the open market, at a price of $11.9336 per share, and (ii) LILtd purchased 16,000 shares of Common Stock on the open market, at a price of $11.9336 per share.

            (ii) On May 18, 2006, (i) LILP purchased 42,000 shares of Common Stock on the open market, at a price of $12.0000 per share, and (ii) LILtd purchased 8,000 shares of Common Stock on the open market, at a price of $12.0000 per share.

            (iii) On May 18, 2006, (i) LILP purchased 84,000 shares of Common
                  Stock on the open market, at a price of $12.4273 per share, and (ii) LILtd purchased 16,000 shares of Common Stock on the open market, at a price of $12.4273 per share.

            (iv) On May 19, 2006, (i) LILP purchased 252,000 shares of Common Stock on the open market, at a price of $12.4885 per share, and (ii) LILtd purchased

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CUSIP No. 625-453-10-5              SCHEDULE 13D         Page 9 of 11
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                  48,000 shares of Common Stock on the open market, at a price of $12.4885 per share.

            (v) On May 24, 2006, (i) LILP purchased 85,000 shares of Common Stock on the open market, at a price of $11.9621 per share, and (ii) LILtd purchased 15,000 shares of Common Stock on the open market, at a price of $11.9621 per share.

            (vi) On May 30, 2006, (i) LILP purchased 19,191 shares of Common Stock on the open market, at a price of $11.5430 per share, and (ii) LILtd purchased 3,387 shares of Common Stock on the open market, at a price of $11.5430 per share.

            (vii) On May 31, 2006, (i) LILP purchased 55,250 shares of Common
                  Stock on the open market, at a price of $11.3198 per share, and (ii) LILtd purchased 9,750 shares of Common Stock on the open market, at a price of $11.3198 per share.

           (viii) On May 31, 2006, (i) LILP purchased 29,750 shares of Common Stock on the open market, at a price of $11.3570 per share, and (ii) LILtd purchased 5,250 shares of Common Stock on the open market, at a price of $11.3570 per share.

            (ix) On May 31, 2006, (i) LILP purchased 43,010 shares of Common Stock on the open market, at a price of $11.1454 per share, and (ii) LILtd purchased 7,590 shares of Common Stock on the open market, at a price of $11.1454 per share.

            (x) On June 1, 2006, (i) LILP purchased 41,990 shares of Common Stock on the open market, at a price of $11.4305 per share, and (ii) LILtd purchased 7,410 shares of Common Stock on the open market, at a price of $11.4305 per share.

            (xi) On June 16, 2006, (i) LILP purchased 34,000 shares of Common Stock on the open market, at a price of $9.6000 per share, and
                  (ii) LILtd purchased 6,000 shares of Common Stock on the open market, at a price of $9.6000 per share.

            (xii) On June 27, 2006, (i) LILP purchased 25,500 shares of Common
                  Stock on the open market, at a price of $9.6149 per share, and
                  (ii) LILtd purchased 4,500 shares of Common Stock on the open market, at a price of $9.6149 per share.

No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

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CUSIP No. 625-453-10-5              SCHEDULE 13D         Page 10 of 11
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      (4) Not applicable.

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CUSIP No. 625-453-10-5              SCHEDULE 13D         Page 10 of 11
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      June 29, 2006
      ------------------------



LIBERATION INVESTMENTS, L.P.
By: Liberation Investment Group LLC, general partner

By: /s/ Emanuel R. Pearlman
   ---------------------------
   Emanuel R. Pearlman
   Chief Executive Officer



LIBERATION INVESTMENTS LTD.


By: /s/ Emanuel R. Pearlman
   ---------------------------
   Emanuel R. Pearlman
   Director



LIBERATION INVESTMENT GROUP LLC


By: /s/ Emanuel R. Pearlman
   ---------------------------
   Emanuel R. Pearlman
   Chief Executive Officer



Emanuel R. Pearlman


/s/ Emanuel R. Pearlman
-----------------------------